Filed pursuant to Rule 424(b)(3)
File No. 333-236574

PROSPECTUS SUPPLEMENT (To Prospectus dated June 1, 2020, Prospectus Supplement dated June 4, 2020, and Prospectus Supplement dated August 7, 2020)	September 9, 2020

Oxford Lane Capital Corp.

$500,000,000
Common Stock

This prospectus supplement supplements the prospectus supplement, dated June 4, 2020 (the “First Prospectus Supplement”), the prospectus supplement, dated August 7, 2020 (the “Second Prospectus Supplement”), and the accompanying prospectus thereto, dated June 1, 2020 (the “Base Prospectus,” together with the First Prospectus Supplement, the Second Prospectus Supplement, and this prospectus supplement, the “Prospectus”), which relate to the sale of shares of common stock of Oxford Lane Capital Corp. in an “at-the-market” offering pursuant to an equity distribution agreement, dated June 4, 2020, with Ladenburg Thalmann & Co. Inc. Oxford Lane Capital Corp.’s (the “Company”) investment adviser, Oxford Lane Management, LLC (the “Adviser”), has agreed to pay to Ladenburg Thalmann & Co. Inc., if necessary, a supplemental payment per share that will reflect the difference between the public offering price per share and the net proceeds per share received by the Company in this offering such that the net proceeds per share received by the Company (before expenses) are not below the Company’s then current net asset value per share.

You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus, as well as in our subsequent filings with the Securities and Exchange Commission that are incorporated by reference into the Prospectus, before investing.

The terms “Oxford Lane,” the “Company,” “we,” “us” and “our” generally refer to Oxford Lane Capital Corp.

PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING

From June 4, 2020 to September 8, 2020, we sold a total of 7,261,788 shares of common stock pursuant to the “at-the-market” offering. The total amount of capital raised as a result of these sales of common stock was approximately $31.8 million and net proceeds were approximately $31.1 million after deducting the sales agent’s commissions and offering expenses.

AUGUST 2020 FINANCIAL UPDATE

On September 8, 2020, we announced the following net asset value (“NAV”) estimate as of August 31, 2020.

•	Management’s unaudited estimate of the range of our NAV per share of our common stock as of August 31, 2020 is between $3.71 and $3.81. This estimate is not a comprehensive statement of our financial condition or results for the month ended August 31, 2020. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by the Company’s board of directors. We advise you that our NAV per share for the quarter ended September 30, 2020 may differ materially from this estimate, which is given only as of August 31, 2020.

•	As of August 31, 2020, the Company had approximately 86.9 million shares of common stock issued and outstanding.

We believe that the COVID-19 pandemic represents an extraordinary circumstance that materially impacts the fair value of and prospective cash flows from the Company’s investments. As a result, the fair value of the Company’s portfolio investments may be materially impacted after August 31, 2020 by circumstances and events that are not yet known. To the extent the Company’s portfolio investments are further impacted by the effects of the COVID-19 pandemic, the Company may experience a material impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the financial condition of its portfolio investments.

The preliminary financial data included in this prospectus supplement has been prepared by, and is the responsibility of, Oxford Lane Capital Corp.’s management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Pursuant to our effective registration statement, we have previously undertaken to suspend offering our shares when the net asset value per share declines more than 10% from that as of the most recent effective date of the registration statement until such time as our prospectus is amended. Having amended our prospectus through a prospectus supplement to reflect an estimate of our net asset value as of the most recent month end, we may continue offering our shares.